Christina C. Russo

Akerman LLP
Three Brickell City Centre
98 Southeast Seventh Street
Suite 1100
Miami, FL 33131
Tel: 305.374.5600
Fax: 305.374.5095

Dir: 305.982.5531
christina.russo@akerman.com

March 25, 2016

VIA EDGAR

Perry Hindin

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C.  20549

Re:

JAVELIN Mortgage Investment Corp.

Schedule 13E-3/A and Schedule TO/A

Filed March 23, 2016 by JMI Acquisition Corporation and ARMOUR Residential REIT

File No. 005-87204

Dear Mr. Hindin:

On behalf of our client, ARMOUR Residential REIT, Inc., a Maryland corporation (the “Company” or “ARMOUR”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 24, 2016, relating to Amendment No. 5 to the combined Schedule 13E-3 and Schedule TO by JMI Acquisition Corporation and ARMOUR, and the additional reporting persons set forth on the cover page.  Please note that the Company is simultaneously filing Amendment No. 6 to the Schedule 13E-3 and Schedule TO.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.

Schedule 13E-3

General

1.

We note that based on the additional soliciting material filed on December 15, 2015, Wolverine Asset Management, LLC and certain of its affiliates intend to file a preliminary proxy statement and proxy card to solicit votes for the election of six new directors to JAVELIN’s Board of Directors at the annual meeting. We also noticed that Lazard specifically acknowledged the actions taken by Wolverine Asset Management in the materials related to its fairness opinion filed as Exhibit 99(C)(3). Given that Wolverine and its affiliates are beneficial owners of approximately 5.1% of the JAVELIN’s shares, please revise to indicate whether, and if so, how, the information regarding their intentions impacted your determination to undertake the Rule 13e-3 transaction at this time. Please refer to Item 1013(c) of Regulation M-A and Item 7 of Schedule 13E-3.

In response to the Staff’s comment, we have amended and restated the third and fourth paragraphs under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions,” in the Offer to Purchase, as amended, to clarify that during the first half of December 2015, JAVELIN was approached by Wolverine Asset Management, LLC and that Wolverine Asset Management, LLC publicly announced its own slate of six directors for nomination at JAVELIN’s 2016 annual meeting of stockholders.

We have also amended and supplemented the information set forth in the Offer to Purchase, as amended, under “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger,” by adding a paragraph after the second paragraph therein to indicate the extent to which the information regarding the intentions of Wolverine impacted the Company’s determination to undertake the Rule 13e-3 transaction at that time.

Perry Hindin

Special Counsel

Office of Mergers & Acquisitions

March 25, 2016

Opinion of ARMOUR’s Financial Adviser - Lazard Frères & Co. LLC

2.

We note that Lazard’s fairness analysis was subject to various assumptions, qualifications and limitations. Please revise to describe all material assumptions and limitations applicable to Lazard’s fairness opinion.

In response to the Staff’s comment, the Company respectfully submits that all of the material assumptions and limitations applicable to Lazard’s fairness opinion are described under the section titled “Opinion of ARMOUR’s Financial Adviser—Lazard Frères & Co. LLC” in Item 9. Reports, Opinions, Appraisals and Negotiations of Schedule 13E-3. For the purpose of setting this disclosure apart from other disclosures within the section referenced in the foregoing sentence, a new paragraph has been added immediately following the eighth paragraph and preceding the ninth paragraph under such section, substantially the same as disclosure included elsewhere in such section, and a sub-heading captioned “Material Assumptions and Limitations” has been added to Item 9. Reports, Opinions, Appraisals and Negotiations of Schedule 13E-3 immediately before the three paragraphs describing the material assumptions and limitations applicable to Lazard’s fairness opinion.

3.

We note that Lazard relied on various financial forecasts and other data relating to the transaction prepared by management of JAVELIN to provide its fairness opinion. Please revise to disclose these management forecasts and any material assumptions and estimates underlying the forecasts.

In response to the Staff’s comment, disclosure has been added to Item 9. Reports, Opinions, Appraisals and Negotiations of Schedule 13E-3 in a new section titled “Financial Forecasts”, immediately following the section titled “Opinion of ARMOUR’s Financial Adviser—Lazard Frères & Co. LLC”, to disclose the financial forecasts, and any material assumptions and estimates underlying the forecasts, that were provided to Lazard for its use and reliance in connection with its financial analyses and opinion provided to the board of directors of ARMOUR.

* * * * *

In connection with responding to the Commission’s comments, each filing person has acknowledged in Exhibit A to this letter the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (305) 982-5531.

Very truly yours,

AKERMAN LLP

/s/ Christina C. Russo

cc:

Bryan Pitko, Attorney Advisor

Securities and Exchange Commission

James R. Mountain, Chief Financial Officer

ARMOUR Residential REIT, Inc.

Bradley D. Houser, Esq.

Akerman LLP

EXHIBIT A

ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 25, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 24, 2016, ARMOUR Residential REIT, Inc. acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ARMOUR Residential REIT, Inc

By:	/s/ James R. Mountain
James R. Mountain
Chief Financial Officer

JMI Acquisition Corporation

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 25, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 24, 2016, JMI Acquisition Corporation acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JMI Acquisition Corporation

By:	/s/ James R. Mountain
James R. Mountain
Chief Financial Officer

Scott J. Ulm

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 25, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 24, 2016, Scott J. Ulm acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Scott J. Ulm
Scott J. Ulm

Jeffrey J. Zimmer

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 25, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 24, 2016, Jeffrey J. Zimmer acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jeffrey J. Zimmer
Jeffrey J. Zimmer

James R. Mountain

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 25, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 24, 2016, James R. Mountain acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ James R. Mountain
James R. Mountain

Mark Gruber

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 25, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 24, 2016, Mark Gruber acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Mark Gruber
Mark Gruber

Daniel C. Staton

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 25, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 24, 2016, Daniel C. Staton acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Daniel C. Staton
Daniel C. Staton

Marc H. Bell

c/o/ ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 25, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 24, 2016, Marc H. Bell acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Marc H. Bell
Marc H. Bell

Thomas K. Guba

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 25, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 24, 2016, Thomas K. Guba acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Thomas K. Guba
Thomas K. Guba

Stewart J. Paperin

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 25, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 24, 2016, Stewart J. Paperin acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Stewart J. Paperin
Stewart J. Paperin

John P. Hollihan, III

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 25, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 24, 2016, John P. Hollihan, III acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ John P. Hollihan, III
John P. Hollihan, III

Robert C. Hain

c/o ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 25, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 24, 2016, Robert C. Hain acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Robert C. Hain
Robert C. Hain